United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement | Lisbon 11 February 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 09, 10 and 11 February 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
09-02-2016	12:44:50	4,000	Buy	Inside	0.210
09-02-2016	12:44:50	21,000	Buy	Inside	0.210
09-02-2016	14:20:07	9,556	Buy	Inside	0.206
09-02-2016	14:21:37	2,944	Buy	Inside	0.206
09-02-2016	14:26:20	12,500	Buy	Inside	0.206
09-02-2016	15:15:49	34,046	Buy	Inside	0.212
09-02-2016	15:15:49	9,670	Buy	Inside	0.212
09-02-2016	15:15:49	5,000	Buy	Inside	0.212
09-02-2016	15:15:49	1,284	Buy	Inside	0.212
10-02-2016	13:38:38	25,000	Buy	Inside	0.214
10-02-2016	13:42:39	12,373	Buy	Inside	0.214
10-02-2016	14:14:19	12,627	Buy	Inside	0.214
10-02-2016	15:46:09	25,000	Buy	Inside	0.215
10-02-2016	15:46:49	265	Buy	Inside	0.214
10-02-2016	15:54:07	24,735	Buy	Inside	0.214
11-02-2016	12:03:21	8,120	Buy	Inside	0.205
11-02-2016	12:03:21	16,880	Buy	Inside	0.205
11-02-2016	13:38:27	14,582	Buy	Inside	0.204
11-02-2016	13:40:09	139	Buy	Inside	0.204
11-02-2016	13:54:27	10,279	Buy	Inside	0.204
11-02-2016	14:39:35	25,000	Buy	Inside	0.203
11-02-2016	15:39:51	25,000	Buy	Inside	0.203

Following these transactions, PHAROL SGPS S.A. holds 21,540,000 own shares, corresponding to 2.4026% of the Company’s share capital.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.